July 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Hartz, Senior Assistant Chief Accountant

Re:	Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended January 3, 2010
Filed March 2, 2010

Definitive Proxy Statement
Filed March 8, 2010

Form 10-Q for the quarterly period April 4, 2010
Filed May 7, 2010
File No. 1-15295
Dear Mr. Hartz:
     Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated June 30, 2010, related to the above-referenced filings, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.
     Form 10-K for the fiscal year ended January 3, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
1.	Commensurate with Commission guidance regarding Management’s Discussion and Analysis, we believe you should enhance the disclosure you have provided under Item 303 of Regulation S-K. In future filings, please expand your MD&A disclosure to include an executive level “Overview” section that provides context for the remainder of the MD&A discussion. Identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. Please focus the general emphasis of the overview on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

Securities and Exchange Commission

July 23, 2010

RESPONSE:
In future Form 10-K filings, we will expand our MD&A disclosure to include an executive level “Overview” section that provides additional context for the remainder of the MD&A discussion. We will focus our emphasis of the overview on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.
Results of Operations, 2009 Compared with 2008, page 41
2.	We note that throughout this section you attribute the decrease from 2008 to 2009 in various line items as due to “lower sales.” For example, on page 42, you state that the decrease in sales, segment operating profit, and cost of sales were all due to “lower sales.” In future filings, in addition to identifying the factor(s) leading to the decline, please also analyze the reasons underlying the decline when the reasons are material and determinable and quantify the impact of these reasons where practicable. Further, in future filings, discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
RESPONSE:
In future filings, we will more fully identify the factor(s) leading to the year-over-year variances and will more fully describe the reasons underlying the variances when the reasons are material and determinable as well as quantify the impact of these reasons where practicable. In addition, we will discuss whether we believe those factors are the result of a known trend and, if so, whether we expect it to continue and how it may impact our planned acquisitions, our available liquidity, or any other factors as appropriate.
Financial Condition, Liquidity and Capital Resources, page 49
3.	We note on page 49 that your revolving credit agreement requires you to comply with various financial and operating covenants, including maintaining certain consolidated leverage and interest coverage ratios, as well as minimum net worth levels and limits on acquired debt. In addition, we note that you recently entered into a Note Purchase Agreement in connection with a private placement that contains similar restrictive covenants. In your next Form 10-Q, please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing. If the covenants are reasonable likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission

July 23, 2010

RESPONSE:
In our next Form 10-Q, to be filed no later than August 13, 2010, we will disclose the impact of any covenants on our ability to undertake additional debt or equity financing to the extent material. If the covenants are reasonably likely to limit our ability to undertake financing to a material extent, we will discuss the covenants in question and the consequences of the limitation to our financial condition and operating performance.
Critical Accounting Policies, page 57

Accounting for Business Combinations, Goodwill, Acquired Intangible Assets and Other Long-Lived Assets, page 59
4.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosure for each such reporting unit in future filings:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.
RESPONSE:
In future Form 10-K filings, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact our results or total shareholders’ equity, we will identify and provide the disclosures noted above. In addition, if we determine that the estimated fair values substantially exceed the carrying values of our reporting units, we will disclose that determination.

Securities and Exchange Commission

July 23, 2010

5.	Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your long-lived assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.
RESPONSE:
In future Form 10-K filings, we will include a more comprehensive discussion regarding how we consider current events and circumstances in determining whether it is necessary to test our long-lived assets for recoverability. If an analysis is conducted in a given period, we will include a specific and comprehensive discussion regarding the results of that analysis.
Disclosure Controls and Procedures, page 63
6.	We note that your Chief Executive Officer and Chief Financial officer have concluded that your disclosure controls and procedures, as of January 3, 2010, are effective. However, you state that your “disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by [you] in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.
RESPONSE:
In our next Form 10-Q, to be filed no later than August 13, 2010, we will clarify, if true, that our officers concluded that our disclosure control and procedures were effective at the reasonable assurance level.
Consolidated Statements of Cash Flows, page 75
7.	In future filings, please revise the operating activity section of your statements of cash flows to begin the reconciliation with consolidated net income as required by ASC 230-10-45-28.

Securities and Exchange Commission

July 23, 2010

RESPONSE:
In our next Form 10-Q to be filed no later than August 13, 2010, we will revise the operating activity section of our statements of cash flows to begin the reconciliation with consolidated net income as required by ASC 230-10-45-28.
Note 13. Business Segments, page 99
8.	Please provide us with a comprehensive discussion regarding the number and nature of your operating segments and clarify if and how these operating segments are aggregated into your reportable segments. In addition, please demonstrate to us how you determined that any aggregation is appropriate and complies with ASC 280-10-50-11.
RESPONSE:
     Teledyne has four operating segments: Electronics and Communications, Engineered Systems, Aerospace Engines and Components, and Energy and Power Systems. We consider each operating segment to be a reportable segment. We do not aggregate two or more operating segments into a single reportable segment.
     We consider each of these four components to be an operating segment because:
•	the operating results of each of these components is regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance;

•	discrete financial information is available for each component, which is reviewed by the chief operating decision maker;

•	each component is managed by a segment manager that is directly accountable to the chief operating decision maker; and

•	each component has unique economic characteristics.
     Each operating segment has a segment President (the segment manager) who is directly accountable to and maintains regular contact with our Chief Executive Officer (the chief operating decision maker). Each President regularly meets with the Chief Executive Officer to discuss operating activities, financial results, forecasts and plans for the segment. The Chief Executive Officer regularly reviews the operating results of each segment to assess the performance of each segment and to allocate resources to each segment (such as expenditures for capital outlays, research and development and acquisitions). The monthly financial reporting package for each operating segment is regularly reviewed by the Chief Executive Officer and quarterly financial data for each operating segment is presented to our board of directors on a regular basis.

Securities and Exchange Commission

July 23, 2010

     Each operating segment has distinct economic characteristics, product characteristics and customer bases. As a result, we do not believe any two or more of the four operating segments should be aggregated into a single reportable segment. Additionally, we have determined that there are no components below the operating segment level because the business activities comprising each operating segment have similar economic characteristics, product characteristics and customer bases. In making these determinations, we considered the following characteristics:
•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for products and services;

•	the methods used to distribute products or provide services;

•	the nature of the applicable regulatory environment; and

•	the manner in which an entity operates its business and the nature of those operations.
The assessment of the above characteristics is a matter of judgment and is based more on qualitative than quantitative factors.
9.	Please revise future filings to disclose revenue by product line as required by ASC 280-10-50-40.
RESPONSE:
In our next Form 10-Q to be filed no later than August 13, 2010, we will provide revenue by the following three product lines for the Electronics and Communications segment: Defense Electronics; Electronic Instruments; and Other Commercial Electronics. We have determined that there is no product line data for any of the other three segments.
Exhibits, page 106
10.	We note that you incorporate the Credit Agreement, Exhibit 10.23, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the exhibits and schedules to the agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of the Regulation S-K. Please note that Item 601 (b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.
RESPONSE:
In our next Form 10-Q to be filed no later than August 13, 2010, we will file the full Credit Agreement, including all exhibits and schedules.

Securities and Exchange Commission

July 23, 2010

Definitive Proxy Statement
Risks Related to Compensation Policies and Practices, page 5
11.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
RESPONSE:
Following the adoption of Release 33-9089 (Proxy Disclosure Enhancements) by the SEC in December 2009, at the direction of the Company’s Chairman, President and Chief Executive Officer, representatives of the Company’s legal and human resources department analyzed the Company’s compensation polices in light of Item 402(s) of Regulation S-K. As a threshold matter, these representatives focused on the non-exhaustive list of situations outlined in the adopting release that the SEC identified as having the potential to pose material compensation-related risks to companies. These representatives determined that these situations either did not apply to the Company or that the Company had in place sufficient legal and financial controls to mitigate any compensation-related risks arising from these situations. Further, the representatives considered the Company’s compensation policies in light of the most significant risks facing the Company, which risks were identified by a study generated by the Company’s Audit Committee that resulted in the formation of the Company’s Enterprise Risk Management Committee. The Enterprise Risk Management Committee is made up of executive officers and other employees. The representatives, together with members of the Enterprise Risk Management Committee, determined that the Company’s compensation policies did not materially increase these risks.
These findings were presented to the Company’s Chairman, President and Chief Executive Officer and Personnel and Compensation Committee of the Board of Directors at the regularly scheduled meeting of the Personnel and Compensation Committee on January 19, 2010. At this meeting, the Personnel and Compensation Committee, together with Company’s Chairman, President and Chief Executive Officer, reviewed these findings and also reviewed the structure of the Company’s compensation policies and procedures. As disclosed in the Proxy Statement, the Committee determined that features such as the mix of long-and short-term compensation and the stock ownership policies for management employees appropriately mitigated compensation related risk. In particular, the Personnel and Compensation Committee determined that the Company’s principal short-term incentive policy, the Annual Incentive Plan (AIP), did not encourage excessive risk taking because AIP targets for the Company and individual business units were based on the Company’s business plan, which, as disclosed in the Proxy Statement, the

Securities and Exchange Commission

July 23, 2010

Personnel and Compensation Committee regarded as establishing an appropriate level of risk taking.
Based on the foregoing, the Company determined that it had no compensation policies and procedures that required disclosure pursuant to Item 402(s). Following the meeting of the Personnel and Compensation Committee on January 19, 2010, the members of the Committee reviewed the disclosure on risks related to compensation policies that is set forth on page 5 of the Proxy Statement and recommended its inclusion in the Proxy Statement.
Annual Incentive Plan, page 26
12.	Please explain how you determined the size of the pool that funds the awards under the AIP.
RESPONSE:
The AIP is not funded by a pool of funds with a predetermined size. As disclosed in the Proxy Statement, the AIP awards are based on predetermined performance measures. Other than personal goals, which account for 20% of the AIP, these performance targets are based on financial performance measures recommended by senior management and approved by the Personnel and Compensation Committee. Typically, the targets correspond to the operating plan for the Company or the applicable business unit for the fiscal year. Each employee that participates in the program is awarded a percentage of his or her base annual salary earned during the plan year in the event the target performance is achieved. The percentages vary from 10% of base annual salary to 100% of base annual salary. The AIP award for each employee as a percentage of salary will go up or down depending on the extent to which actual financial performance of the Company or the applicable business unit is less than or greater than the predetermined operating plan targets. The maximum AIP award as a percentage of salary for each participant is two times the participant’s target percentage. The size of the final AIP pool therefore primarily depends on the financial performance of the Company or applicable business unit versus these targets and the size of the base annual salaries of the employee participants. The aggregate payout of all AIP awards may not exceed 11% of the Company’s operating profit. In addition, no AIP awards are payable if the operating profit at the Company, or the applicable business unit, is less than 75% of the operating plan target (after accruing for the bonus payments).
We will provide disclosure similar to the foregoing in future versions of Compensation Disclosure & Analysis filed with the SEC.

Securities and Exchange Commission

July 23, 2010

13.	Please provide a clear explanation of how the Personnel and Compensation Committee determined actual payouts under the AIP. Explain the correlation between performance, as determined through application of the various components and methodologies utilized for purposes of determining awards under AIP, and the payouts actually made to each of the named executive officers. Consider the use of an illustrative example to demonstrate how the Personnel and Compensation Committee derives the payouts reported in column (g) of the Summary Compensation Table.
RESPONSE:
The AIP award is tied to the achievement of predetermined levels of operating profit, revenue, accounts receivable and inventory as a percentage of revenue (ARIS) and the achievement of specific individual performance goals. The AIP components are weighted as follows for corporate executives and business segment presidents:

Corporate Executives:		Segment Presidents:
Award Component	Weighting	Award Component	Weighting

Operating Profit	40%	Total Company Operating Profit	10%

Revenue	25%	Operating Profit at Business Segment	30%

ARIS	15%	Total Company Revenue	5%

Individual Objectives	20%	Revenue at Business Segment	20%

Total	100%	ARIS (Total Company)	5%
		ARIS (Business Segment)	10%
		Individual Performance Objectives	20%
		Total	100%
The above referenced percentages are then adjusted to reflect the extent to which actual performance is greater or less than the target. This is done by multiplying the component percentage by factor ranging from 0 to 2 in the manner set forth below:
•	For Operating Profit, if actual performance equals or exceeds 120% of the target the component is weighted by multiplying the percentage by 2 (200%). If actual performance is less than 75% of target, the component is given a weighting of 0%. To the extent actual performance falls between 75% and 120% of target, the multiplying factor is adjusted proportionally.

Securities and Exchange Commission

July 23, 2010

•	For Revenue, if actual performance equals or exceeds 120% of the target the component is weighted by multiplying the percentage by 2 (200%). If actual performance is less than 67% of target, the component is given a weighting of 0%. To the extent actual performance falls between 67% and 120% of target, the multiplying factor is adjusted proportionally.

•	For ARIS, if actual performance is greater than 105% of the target the component is weighted by multiplying the percentage by 2 (200%). If actual performance is equal to or less than 95% of target, the component is given a weighting of 0%. To the extent actual performance falls between 95% and 105%, the multiplying factor is adjusted proportionally.

•	Individual Performance Objectives are weighted proportionally on a scale of 0% to 200%.
The sum of the components, after being weighted for performance, is then multiplied by the executive’s target AIP award as a percent of base annual salary to arrive at the executive’s performance adjusted AIP percentage. To this amount the Personnel and Compensation Committee may make an upward discretionary adjustment of up to 20%, provided the aggregate of all upward discretionary adjustment s may not exceed 5% of the total AIP bonus.
The following is an illustration of the AIP award calculation using the example of a hypothetical corporate executive with a salary of $300,000 and a target AIP award of 60%:

	Performance	Actual	Weighting of	Adjusted
	Goal as % of	Performance as a	Performance	Performance Goal as
Performance Goal	AIP Award	% of Target	Goal (multiplier)	a % of AIP Award

Operating Profit	40%	105%	125%	50% [40% *1.25]

Revenue	25%	120%	200%	50% [25%* 2.0]

ARIS	15%	98.5%	70%	10.5% [15%*0.7]

Individual Objectives	20%	100%	100%	20% [20%*1.0]

Performance Weighing of AIP Award				130.5%
Assuming no discretionary adjustment by the Personnel and Compensation Committee, the hypothetical executive’s performance adjusted AIP award would be 78.3% of salary (60% *1.305), or $234,900.
We will provide disclosure similar to the foregoing in future versions of Compensation Disclosure & Analysis filed with the SEC.

Securities and Exchange Commission

July 23, 2010

14.	We note your disclosure on page 28 that the Personnel and Compensation Committee made upward discretionary adjustments to the Annual Incentive Plan awards for certain named executive officers, but that others, such as Mr. Geveden, did not receive an upward discretionary adjustment. Please provide more detail regarding the factors the Personnel and Compensation Committee considered in determining whether to make upward discretionary adjustments. See Item 402(b)(2)(v)-(vi) of Regulation S-K.
RESPONSE:
The Personnel and Compensation Committee considers a number of factors in deciding whether to make an upward discretionary adjustment for a particular executive and in determining the amount of the adjustment. By their nature, these adjustments are not formulaic and factors considered may vary from year to year and among executives. Some factors that have been considered in the past include: exceeding a performance goal by an extraordinary amount (to the extent not fully recognized by the AIP formula); individual excellence on particular projects (to the extent not fully recognized in the AIP individual goals component); individual efforts resulting in extraordinarily favorable outcomes for the Company; and the economic performance of the Company or business unit in light of challenging economic environments. The Committee may also consider current and past compensation in determining whether to make a discretionary adjustment. For example, as disclosed in the Proxy Statement, the Committee did not make an upward discretionary adjustment to the 2009 AIP award for Robert Mehrabian, the Company’s Chairman, President and Chief Executive Office, because his AIP target percentage was increased in 2009.
We will provide disclosure similar to the foregoing in future versions of Compensation Disclosure & Analysis filed with the SEC.

Securities and Exchange Commission

July 23, 2010

Form 10-Q for the quarterly period ended April 4, 2010
Financial Condition, Liquidity and Capital Resources, page 17
15.	We note that your credit facility and the Notes Purchase Agreement you refer to in your Form 8-K dated May 12, 2010 contain financial covenants. Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current status and future ability to meet your covenants. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.
RESPONSE:
In our next Form 10-Q to be filed no later than August 13, 2010, we will present, for our most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date to the extent material.
The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 23, 2010

If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer — Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary- Teledyne Technologies Incorporated